

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Adrian Calaza
Chief Financial Officer
TIM Participacões S.A.
João Cabral de Melo Neto Avenue
850-North Tower-12th Floor
22775-057 Rio de Janeiro, RJ, Brazil

     Re: TIM Participacões S.A.
       Form 20-F for the Fiscal Year Ended December 31, 2019
       Filed May 1, 2020
       File No. 001-14491

Dear Mr. Calaza:

     We have reviewed your August 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Financial Statements
Note 26. Net revenue, page F-71

1.   Please revise to disclose that gross operating revenue as presented is a required disclosure pursuant to Brazilian Corporations Law and permitted by the Comissão de Valores Mobiliários (the "CVM"). Refer to IAS 1, paragraph 112(c).

2.   We note your response to prior comment 1. While we understand that disclosure of gross operating revenue is required by Brazilian Corporations Law, it is not clear why you include it in your discussion of operating performance within Item 5.A. Operating Results of your Form 20-F. Please explain.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology